CORRESPONDENCE

O’Melveny & Myers LLP	T: +86 10 6563 4200
Yin Tai Centre, Office Tower	F: +86 10 6563 4201
37th Floor	omm.com
No.2 Jianguomenwai Avenue
Beijing 100022

March 13, 2019

Ms. Jessica Livingston

Ms. Pam Long

Mr. Stephen Kim

Mr. Robert Klein

Division of Corporation Finance

Office of Financial Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: UP Fintech Holding Limited (CIK No. 0001756699)

Responses to the Staff’s Written Comment on the Registration Statement on Form F-1 Filed on February 22, 2019 and the Staff’s Verbal Comments on March 12, 2019

Dear Ms. Livingston, Ms. Long, Mr. Kim and Mr. Klein:

On behalf of our client, UP Fintech Holding Limited, an exempted company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the written comment contained in the Staff’s letter dated March 8, 2019 on the Company’s registration statement on Form F-1 filed on February 22, 2019 (the “Registration Statement”), and to the verbal comments on the amendment no.1 to the Registration Statement filed on March 11, 2019 (the “Amendment No. 1”, together with the Registration Statement, the “Registration Statements”) provided by the Staff during the phone call on March 12, 2019. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statements.

Form F-1 filed February 22, 2019

Notes to the Consolidated Financial Statements Note 10. Preferred Shares, page F-36

1.                            We continue to evaluate your response to prior comment 1 and we may have further comments.

The Company respectfully submitted to the Staff the following facts and circumstances supporting management’s assessment of whether as of December 31, 2016, 2017 and 2018 it is more than a remote chance that a Qualified IPO would be completed prior to the respective redemption event triggering date.

The Company determined that, as of December 31, 2016, there is more than a remote chance that a Qualified IPO will be completed before August 5, 2021, representing five years from the original issuance date of the preferred shares as set forth in the Share Purchase Agreement dated as of August 5, 2016 (the “2016 Share Purchase Agreement”) between the Company, the Series A and B-1 preferred shareholders and other shareholders of the Company. The Company has considered the following factors:

Century City • Los Angeles • Newport Beach • New York • San Francisco • Silicon Valley • Washington, DC

Beijing • Brussels • Hong Kong • London • Seoul • Shanghai • Singapore • Tokyo

(a)         As of December 31, 2016, the Company’s board of directors (the “Board”) consisted of two directors appointed by the founder(s) and one director appointed by the lead Series A investor, Xiaomi Corporation (“Xiaomi”), which held approximately 95.2% of the shareholding and voting power of all Series A preferred shareholders. Accordingly, the Board is controlled by the founder(s).  Further, the Series Angel preferred shareholders had irrevocably delegated their voting power to the Company’s founder and CEO, Mr. Tianhua Wu, on July 27, 2015. The Company’s management, together with the Series Angel preferred shareholders, had approximately 69.3% of the total voting power of the Company’s share capital.

(b)         According to the 2016 Share Purchase Agreement, by subscribing as shareholders of the Company, all shareholders had to agree to support and cooperate with the Company regarding its proposed Qualified IPO. As a result, so long as the initial public offering (the “IPO”) constitutes a Qualified IPO as set forth in the 2016 Share Purchase Agreement (i.e., at a pre-money valuation of approximately US$300 million with gross proceeds of no less than US$30 million), the shareholders will have no veto right over it. Instead, the shareholders have a contractual obligation to facilitate such offering. In another word, the investors, through the investment of preferred shares, already agreed to the Company’s pursuit of IPO in the future, which they also committed to support in facilitating.

(c)          According to the 2016 Share Purchase Agreement, the consent of holders of the majority of the preferred shares would not be required for a “Qualified Follow-Up Financing.”  A Qualified Follow-Up Financing was defined thereunder as subsequent financing, either debt or equity at a pre-money valuation of approximately US$180 million and with gross proceeds of no less than US$15 million. If an equity financing is less than the Qualified Follow-Up Financing, consent of the majority of the preferred shareholders would be required. For the fiscal year 2016, the Company did not believe that the proposed public offering would fail to meet the standard of such Qualified Follow-Up Financing given the fact that as of August 5, 2016, the post-money valuation of the Company after the Series B-1 financing had already reached US$153 million and considering the fast and steady growth of the Company’s business, as further illustrated in (e) below.

(d)         Despite the consent requirements discussed in (b) and (c) above, the founder(s) and management of the Company had been in constant conversation with Xiaomi regarding the Company’s business operations and financing plans.  While there was no delegation of voting powers by Xiaomi to Mr. Wu, Xiaomi was always been supportive of the management’s strategies and policies and had indicated strong interest in having the Company listed on the stock exchange in Hong Kong or the United States when the business would have grown to the proper stage and size. To show its support, Xiaomi had entered into business alliance agreement with the Company on July 27, 2015 to promote the Tiger brand and APP through marketing and other services within the Xiaomi’s platforms and products. Xiaomi’s business focus has been in building its own ecosystem, which includes making strategic investments to broaden its business dimension. Also through this strategy, Xiaomi has been very successful in generating strong returns by supporting investees to raise capital in the public market by way of IPOs.  As such, there is no reason to believe that Xiaomi would oppose the Company pursuing an IPO.

(e)          Given the constant growth of the Company’s business and the potential demand for its products and services, the Company is of the view that the chance that the Company would not be able to complete a Qualified IPO prior to the redemption date is quite remote as of December 31, 2016. Although the Company only had two years’ operating history as of December 31, 2016, it had demonstrated healthy and steady growth since August 2015, when it launched the first APP.  As disclosed in the Registration Statements, the number of the Company’s customers who have opened trading accounts on our platform grew from approximately 19 thousand as of March 31, 2016 to approximately 79 thousand as of December 31, 2016 and the total trading volume increased significantly from approximately US$1.4 billion in the first quarter of 2016 to approximately US$6.4 billion in the last quarter of 2016. The Company generated approximately US$5.5 million revenues in 2016.  Both the management and the investors believed that the Company would continue to grow at the current pace or even faster pace due to the huge demand of Chinese investors to make investment into overseas market, particularly their enthusiasm in the US stock market, and the user-friendly features of the Company’s APP. The Company believes that its growth will continue in the foreseeable 4 to 5 years because it operates in the brokerage industry which by its nature is long-term and stable.

(f)           The Company also believes that the investors are more likely to hold the equity interests and resell it rather than have it redeemed at a lower value as of December 31, 2016. Series A investors, primarily Xiaomi, have had a cost per share of US$0.059 when they purchased the shares in July 2015. The value of such shares increased to US$0.091 upon the Series B-1 financing in August 2016 and further increased to US$0.125 upon the Series B-2 financing in January 2017. The increase of the value is much larger than the redemption value, if accreted, in each periods between the financing rounds. If the investors redeemed, the investors could only redeem the principle, plus minor compounded interest, which would be less than the resale amount. Therefore, the Company believes that, as of December 31, 2016, investor would hold the investment and wait for the IPO, rather than counting on the redemption value at the end, if an IPO does not happen.

In January 2017, the Company obtained the Series B-2 financing of US$9.6 million. According to the Share Purchase Agreement dated as of January 1, 2017 (the “2017 Share Purchase Agreement”) among the Company, the Series B-2 preferred shareholders and other shareholders of the Company, the original redemption period of 5-year from issuance date (i.e. August 5, 2021) set forth in the 2016 Share Purchase Agreement was extended to February 21, 2022, 5 years after the completion of the Series B-2 financing. Such extension was consistent with the market practice of venture capital investments in China, which allows the new investors to have more time to enjoy the growth of the Company’s business before they exit. The extension (i) eliminates the potential inconsistency in terms of redemption triggering date across the different rounds of financing, (ii) aligns the different investors’ expectations for the Company’s IPO and (iii) facilitates the Company’s strategic decisions regarding the timing of the IPO.

On December 31, 2017, we evaluated whether the redemption of the preferred shares are currently redeemable or probable of being currently redeemable. The Company considered the following factors:

(a)         As of December 31, 2017, the management continued to have control over the Board and its shareholders. Two out of the three seats of the Board were appointed by founder(s) and together with all other employees, the Company’s founder(s) had approximately 66.1% of the total voting power of its share capital (including the voting power irrevocably delegated by the Series Angel preferred shareholders to Mr. Tianhua Wu). The founder(s) was in a position to decide when and where to launch the IPO. To facilitate the IPO, the Company initiated the reorganization process in June 2017 in order to bring its shareholding structure to be outside of China, including forming the holding company in Cayman Islands and the entry of the VIE contracts. The reorganization was the first step for the listing on the stock exchange in Hong Kong or the United States and was supported by the Company’s shareholders including all the preferred shareholders.

(b)         According to the 2017 Share Purchase Agreement, all shareholders of the Company including the new Series B-2 preferred shareholders had agreed to support and cooperate with the Company regarding a proposed Qualified IPO. As a result, so long as an IPO constitutes a Qualified IPO as defined in the 2017 Share Purchase Agreement, which was later revised to a pre-money valuation of approximately US$382 million with gross proceeds of no less than US$30 million. The shareholders will have no veto power over such Qualified IPO. Instead, the shareholders have a contractual obligation to facilitate such offering. The Company does not believe that, as of December 31, 2017, it would not be able to complete a Qualified IPO by February 21, 2022 given the fact that as of February 2017, the post-money valuation of the Company after the Series B-2 financing had already reached US$226 million and the continued fast and steady growth of the Company’s business, as further illustrated in (e) below.

(c)          According to the 2017 Share Purchase Agreement, the consent of holders of the majority of the preferred shares would not be required for a “Qualified Follow-Up Financing”.  A Qualified Follow-up Financing is redefined as a financing at a pre-money valuation of approximately US$300 million and with gross proceeds of no less than US$15 million. If an equity financing is less than the Qualified Follow-up Financing, consent of majority of the preferred shareholders would be required. For the fiscal year 2017, the Company did not believe that the proposed IPO would fail to meet the standard of such Qualified Follow-Up Financing given the fact that as of February 21, 2017, the post-money valuation of the Company after the Series B-2 financing had already reached US$226 million and considering the fast and steady growth of the Company’s business, as further illustrated in (e) below.

(d)         The preferred shares held by Xiaomi and CGC Ace Card Limited, or CGC, aggregated to constituted approximately 76.8% of the total preferred shares as of December 31, 2017. CGC had also been supportive of the management’s strategies and policies and had indicated strong interest in having the Company’s shares listed on the stock exchange on in Hong Kong or the United States. Therefore, the management was confident that the preferred shareholders would not object its IPO plan even if the offering failed to meet the requirements of Qualified IPO or Qualified Follow-Up Financing as defined thereunder.

(e)          Given the continued expansion and the increasing demand for its products and services, the management is of the view that the chance that the Company would not be able to complete a Qualified IPO prior to February 21, 2022 was remote as of December 31, 2017. In 2017, the Company had continued the growth trend in 2016, as shown in its financial conditions and results of operations.  Both the management and the investors believed that the Company will continue to grow at the current or even faster pace due to the huge demand, particularly their enthusiasm in the US stock market, and the user-friendly features of the Company’s APP. The Company continues to believe that its growth will be sustainable because it operates in the brokerage industry which by its nature is long-term and stable.

(f)           Series B-2 investors, primarily CGC, purchased the share at US$0.125 in January 2017. The value increased to US$0.145 upon the Series B-3 financing in June 2018. The appreciation in value is much larger than the redemption value, if accreted, in each period between the financing rounds. Therefore, the Company believes that, as of December 31, 2017, investor would hold the investment and wait for the IPO, rather than counting on the redemption value at the end if no IPO.

In preparation of the 2018 financial statements, the Company considered the following events in determining whether there’s a more than remote chance that a Qualified IPO would be completed by the redemption date of February 21, 2022:

(a)         The Company kicked off the IPO process in August 2018, after receiving positive feedbacks from the majority of its preferred shareholders including Xiaomi, CGC and Interactive Brokers. These three preferred shareholders have an aggregate of 56.6% of the Company’s preferred shares, excluding the Series Angel preferred shareholders.

(b)         As of December 31, 2018, the Company had made the first confidential filing with the SEC and was about to make the second confidential filing. The Company also completed the Series C and C-1 financing in July 2018, shortly before the kickoff of the IPO.

(c)          The Series C and C-1 financing raised US$58 million in total, at an underlying valuation of the Company exceeding the pre-money valuation requirement for the Qualified IPO defined in the latest Shareholders Agreement of US$1 billion with the total proceeds of no less than US$50 million. The value per share indicated by Series C and C-1 preferred shares were US$0.485 and US$0.538, respectively. Based on the market conditions and the successful Series C and C-1 financing, the Company believes that as of December 31, 2018, the chance for it to fail the Qualified IPO in 2019 is low.

Based on the above, the IPO progress has been very positive to-date, including the filings with the SEC, indicating that the Company is highly likely to complete its IPO in early 2019, which makes the redemption less than probable as of December 31, 2018.

Amendment No.1 filed March 11, 2019

Dilution, Page 69

In response to the Staff’s verbal comments provided during the phone call on March 12, 2019 to the section headed “Dilution” in the Amendment No. 1, the Company respectfully advises that it will revise its calculation of the net tangible book value per share as set forth below:

	As of December 31, 2018
Total assets	US$	115,215,165	A
Intangible assets	US$	995,646	B
Deferred tax assets	US$	6,336,815	C
Total liabilities	US$	16,987,261	D
Net tangible book value	US$	90,895,443	E=A-B-C-D
Number of ordinary shares		554,158,263	F
Net tangible book value per share	US$	0.16	G=E/F
Net tangible book value per ADS	US$	2.46	H=G*15

The Company will revise the respective numbers and tables as set forth below in the next amendment to the Registration Statement or the final prospectus:

The Company’s net tangible book value as of December 31, 2018 was approximately US$0.16 per ordinary share and US$2.46 per ADS.

The pro forma as adjusted net tangible book value as of December 31, 2018 would have been US$0.08 per outstanding ordinary share, including ordinary shares underlying the Company’s outstanding ADSs, or US$1.25 per ADS. This represents an immediate decrease in net tangible book value of US$0.08 per ordinary share, or US$1.21 per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$0.32 per ordinary share, or US$4.75 per ADS, to purchasers of ADSs in the offering and the Concurrent Private Placement, as defined in Amendment No.1. The following table illustrates such dilution:

Assumed initial public offering price per share	US$	0.40
Net tangible book value per share as of December 31, 2018	US$	0.16
Pro forma net tangible book value per ordinary share after giving effect to the automatic conversion of our outstanding preferred shares	US$	0.05
Pro forma net tangible book value per ordinary share as adjusted to give effect to the automatic conversion of our outstanding preferred shares, this offering and the Concurrent Private Placement	US$	0.08
Amount of dilution in net tangible book value per ordinary share to new investors in the offering and the Concurrent Private Placement	US$	0.32
Amount of dilution in net tangible book value per ADS to new investors in the offering and the Concurrent Private Placement	US$	4.75

In addition, the Company will make the corresponding changes to the numbers in the “Dilution” section in the Registration Statement in the next amendment to the Registration Statement or the final prospectus.

***

If you have any questions regarding the Registration Statements, please contact the undersigned by telephone at +86 1391 093 9617 / +86 10 6563 4261 or via e-mail at kgeng@omm.com, Li Han, by telephone at +852 3512 4018 or via email at lhan@omm.com, John Fei Zeng by telephone at +86 10 5681 3666-3601 or via email at john.zeng@itiger.com, or Yan Wang, the audit engagement partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86 10 8520 7162 or via email at xinywang@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Ke Geng
Ke Geng

Enclosures.

cc:                                Tianhua Wu, Chief Executive Officer of the Company

John Fei Zeng, Chief Financial Officer of the Company

Li Han, Esq., Partner, O’Melveny & Myers LLP

Yan Wang, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

Li He, Esq., Partner, Davis Polk & Wardwell LLP